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                                 UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                          SCHEDULE 13-G

            Under the Securities Exchange Act of 1934

                      (Amendment No.    4 )


                             OMI Corp.
                         (Name of Issuer)

                           Common Stock
                  (Title of Class of Securities)

                            670874-10-6
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement   (A fee
is not required only if the filing person: (1) has a previous statement on reporting the beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










SEC 1745 (2/92)





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          Name of reporting person: Ryback Management Corporation
          I.R.S.  Identification  No. of  Above Entity  43-1615580


          Check Appropriate Box  if  a member of a group*


3.       SEC use only


4.       Citizenship or Place of Organization

           Michigan

Number of     5.             Sole Voting Power

Shares                       2,075,000

Beneficially  6.            Shared Voting Power

Owned by                        44,200

Each          7.            Sole Dispositive Power

Reporting                    2,075,000

Person With   8.            Shared Dispositive Power

                                 44,200

9.   Aggregate Amount Beneficially owned by each reporting person:

     Ryback Management Corporation - 44,200 shares
     Lindner Growth Fund  - 2,075,000 shares

10.  Check Box if the Aggregate amount in Row (9) excludes certain  shares


11.  Percent of  Class Represented by Amount in Row  (9)

                  4.93%

12.  Type of Reporting Person

     IA - Ryback Management Corporation   IV - Lindner Investment Series Trust


sec 1745 (6-80)
                              SEE INSTRUCTION BEFORE FILLING OUT!
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                    SEC 13G
               SECURITIES AND EXCHANGE COMMISSION
               Schedule 13g Amendment No. 4

Item 1(a)   Name of Issuer:

            OMI Corp.

Item 1(b)   Address of Issuer's Principal Executive Offices:

           90 Park Avenue, New York, NY 10016

Item 2(a)   Name of Person Filing:

            Ryback Management Corporation

Item 2(b)   Address of Principal Business Office:

            7711 Carondelet Ave., Box 16900, St. Louis, MO 63105

Item 2(c)   Citizenship:

            Michigan

Items 2(d)  Title and Class of Securities:

            Common Stock

Item 2(e)   CUSIP:

            670874-10-6

Item 3) This statement is filed pursuant to Rule 13d-1(b) or, 13d-2(b), on check whether the person filing is a:

   [X] Investment Company registered under Section 8 of the Investment Company
        Act  ( LINDNER INVESTMENT SERIES TRUST)

[X] Investment Company Adviser registered under Section 203 of the Investment
 Advisers Act of 1940     (RYBACK MANAGEMENT CORPORATION)

    Item 4) Ownership: The Shares listed below were held in a fiduciary capacity by Ryback Management Corp. and/or Lindner Investment Series Trust as of December 1, 1997:

  (A) Amount beneficially owned: Ryback Management Corporation - 44,200 shares
                                 Lindner Growth Fund - 2,075,000 shares
  (B) Percent of class: 4.93%
  (C) Number of shares as to which such subject COMPANY has:
         (1)sole power to vote or direct to vote:  2,075,000
         (2)shared power to vote or direct to vote:   44,200
         (3)sole power to dispose of or direct disposition of:  2,075,000
         (4)shared power to dispose or direct disposition of:      44,200

 Instruction:  For computation regarding securities which represent the right to acquire an underlying security see Rule 13d-3(d)(1).






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Item 5.  Ownership of Five Percent or Less of a Class

         Lindner Growth Fund (formerly Lindner Fund, Inc.), a registered investment company, is no longer a holder of more than five percent of the outstanding class of securities. Lindner Growth Fund is a separate series of the Lindner Investment Series Trust.


Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported On By the Parent Holding Company.
         Not Applicable

Item 8.  Identification and Classification of Members of the Group.
         Not Applicable

Item 9.  Notice of Dissolution of Group
         Not Applicable

Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: December 5, 1997



                             /s/    Eric E. Ryback, President
                                    Ryback Management Corporation
                                    Lindner Investment Series Trust
                                    (314) 727-5305